


WASH., D.C.
213
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended July 6, 2006

COMMISSION FILE NO. 1-4825

WEYERHAEUSER COMPANY
PERFORMANCE SHARE PLAN

WEYERHAEUSER COMPANY

A Washington Corporation

Federal Way, Washington 98063
Telephone: (253) 924-2345

Financial Statements and Exhibit

Item 4: Plan Financial Statements prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser Company Performance Share Plan statements of net assets available for benefits as of July 6, 2006 and December 31, 2005, and the related statement of changes in net assets available for benefits for the period ended July 6, 2006 together with report of Independent Registered Public Accounting Firm.

Exhibit: Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Performance Share Plan have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

WEYERHAEUSER COMPANY
PERFORMANCE SHARE PLAN

By: 

Edward P. Rogel
Chairman
Administrative Committee

December 15, 2006
Date

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Weyerhaeuser Company:

We consent to the incorporation by reference in the registration statements (No. 333-53010 and No. 333-86114) on Form S-8 of Weyerhaeuser Company of our report dated December 15, 2006, with respect to the statements of net assets available for benefits of the Weyerhaeuser Company Performance Share Plan as of July 6, 2006 and December 31, 2005, and the related statement of changes in net assets available for benefits for the period from January 1, 2006 to July 6, 2006, which report appears in the July 6, 2006 report on Form 11-K of the Weyerhaeuser Company Performance Share Plan.

KPMG LLP

Seattle, Washington
December 15, 2006




SEC MAIL
PROCESSING
DEC 2 2006
WASH, D.C.
213
SECTION

WEYERHAEUSER COMPANY PERFORMANCE SHARE PLAN

Financial Statements

July 6, 2006 and December 31, 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

11830SE



KPMG LLP
Suite 900
801 Second Avenue
Seattle, WA 98104

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Weyerhaeuser Company:

We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Company Performance Share Plan as of July 6, 2006 and December 31, 2005, and the related statement of changes in net assets available for benefits for the period from January 1, 2006 to July 6, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of July 6, 2006 and December 31, 2005, and the changes in net assets available for benefits for the period from January 1, 2006 to July 6, 2006, in conformity with U.S. generally accepted accounting principles.

As further discussed in note 1, the plan sponsor merged the Plan into certain Weyerhaeuser Company 401(k) plans effective July 6, 2006.

KPMG LLP

Seattle, Washington
December 15, 2006

WEYERHAEUSER COMPANY
PERFORMANCE SHARE PLAN

Statements of Net Assets Available for Benefits

July 6, 2006 and December 31, 2005

(Dollar amounts in thousands)

		July 6, 2006	December 31, 2005
Assets:			
Plan interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust:			
Weyerhaeuser Company Stock Fund at fair value	$	—	108,490
Receivables:			
Employer contributions		—	1,869
Net assets available for benefits	$	—	110,359

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY
PERFORMANCE SHARE PLAN

Statement of Changes in Net Assets Available for Benefits

Period from January 1, 2006 and July 6, 2006

(Dollar amounts in thousands)

Additions:		
Deposits of uncashed benefit payment checks	$	4
Deductions:		
Net investment loss from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust		7,201
Benefits paid to participants		6,142
Total deductions		13,343
Net decrease before plan merger		(13,339)
Transfers to Weyerhaeuser Company 401(k) Plans		(97,020)
Net assets available for benefits:		
Beginning of period		110,359
End of period	$	—

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY
PERFORMANCE SHARE PLAN

Notes to Financial Statements
July 6, 2006 and December 31, 2005

(1) Description of the Plan

The following description of the Weyerhaeuser Company Performance Share Plan (the Plan) provides only general information. Participants should refer to the summary plan description and plan document for a more complete description of the Plan's provisions.

(a) General

The Plan was a defined contribution plan and was established January 1, 2000. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Prior to January 1, 2006, any employee of Weyerhaeuser Company (the Company) or of a participating subsidiary, except for participants of the Weyerhaeuser Real Estate Company Long-Term Incentive Plan (the Incentive Plan), was eligible for and automatically enrolled in the Plan. The president of the Company designated participating subsidiaries from among the eligible domestic corporations of which the voting stock was owned by the Company and/or one of its other subsidiaries.

Effective January 1, 2006, only the employees of the Weyerhaeuser Real Estate Company (WRECO) and its subsidiaries, other than the President of WRECO, including employees of Weyerhaeuser International, Inc. who were on foreign assignment on behalf of WRECO, and all hourly production employees, including salaried hourly production employees, of the Company who were not employees of WRECO were eligible to receive future contributions to the Plan, if any. Participants in the Incentive Plan continued to be ineligible to participate in the Plan.

Effective July 6, 2006, the Plan was merged into certain Weyerhaeuser Company 401(k) plans including the Weyerhaeuser Company Investment Growth Plan, the Weyerhaeuser Company Hourly 401(k) Plan – Number One, the Weyerhaeuser Company Hourly 401(k) Plan – Number Two and the NORPAC Hourly 401(k) Plan (collectively, the 401(k) Plans). The assets of the Plan were merged into each of the 401(k) Plans based on the related participants' eligibility to participate in the 401(k) Plans. The portion of the assets of the Plan related to participants who were not previously eligible to participate or who did not have any account in any of the 401(k) Plans was merged into the Weyerhaeuser Company Hourly 401(k) Plan – Number One.

Vanguard Fiduciary Trust Company acted as trustee and record keeper for the Plan.

(b) Weyerhaeuser Company Stock Fund Voting Rights

The Plan was an employee stock ownership plan. Participants could elect to have any dividends due to them reinvested in the Weyerhaeuser Company Stock Fund or paid in cash. Participants could exercise voting rights by providing instructions to the trustee related to the number of whole shares of stock represented by the units of the Weyerhaeuser Company Stock Fund allocated to their accounts. Shares of stock for which the trustee did not receive instructions from participants were voted in the same proportions – for and against, respectively – as shares for which the trustee received participant voting instructions.

(c) ***Contributions***

The Plan provided for a profit sharing contribution. The Weyerhaeuser Company Board of Directors (the Board) determined the amount of the employer profit sharing contribution for each plan year. All contributions were stated as a percentage of the pay of the covered participants. The Board could declare contributions for one group or division of the Company that varied, as a percentage of pay, from the contribution declared for another group or division of the Company. Employer contributions were determined during the year following the plan year for which that contribution was to be made and deposited into the trust fund. For the short plan year from January 1, 2006 to July 6, 2006, there were no profit sharing contributions from the Company to the Plan.

All contributions were invested in the Weyerhaeuser Company Stock Fund and were required to remain invested in the Weyerhaeuser Company Stock Fund. Effective July 6, 2006, the 401(k) Plans were amended to include certain provisions of the Plan to provide discretionary profit sharing contributions to eligible employee groups.

(d) ***Participant Accounts***

An individual account was maintained for each plan participant to reflect his or her share of the Plan's income and profit sharing contributions. Allocations of income were based on the number of units of the Weyerhaeuser Company Stock Fund assigned to each participant's account.

(e) ***Vesting***

The interest of a participant in the profit sharing contributions and earnings thereon became fully vested upon the earliest date of one of the following events: (1) retirement at normal or early retirement age under the employer's retirement plan, (2) attaining age 65, (3) death or total and permanent disability while in the employer's employ, (4) termination of service due to a plant closure, or (5) upon termination of the Plan. The Plan also provided 100% vesting for all involuntary terminations except for violations of certain Company employee conduct standards as set forth in the Plan.

Effective December 31, 2005, all employees hired on or before December 31, 2005, who were eligible to participate in the Plan, or had a balance, were 100% vested in their accounts. Employees hired after December 31, 2005 were vested upon six years of vesting service according to the following schedule.

Years of vesting service	Percent vested
Less than two years of service	0%
Two years of service	20
Three years of service	40
Four years of service	60
Five years of service	80
Six or more years of service	100

Prior to December 31, 2005, all employees on January 1, 2002, who were eligible to participate in the Plan on or after that date, were 100% vested in their accounts. Employees hired after January 1, 2002 vested after six years of vesting service according to the above schedule.

If a participant was not fully vested in his/her employer contributions upon severance of employment and did not return to active employment with the Company within five years, the participant forfeited his/her employer contributions to the extent they were not vested. There were no changes to the vesting schedule as a result of the plan merger.

Forfeited employer contributions were used to reduce future Company contributions. Forfeitures of approximately $300,000 were used to reduce 2005 employer contributions receivable in 2006. There were no unallocated forfeitures as of July 6, 2006 and approximately $3,000 of unallocated forfeitures as of December 31, 2005. Effective July 6, 2006, forfeitures were transferred to the respective 401(k) Plans into which the Plan's assets and liabilities were transferred. The forfeitures were allocated pro rata to the 401(k) Plans based on each of the 401(k) Plans' share of the total assets transferred.

(f) ***Valuation Frequency***

Account balances were valued on a daily basis.

(g) ***Payment of Benefits***

A participant who was at least age 55 and fully vested could withdraw his/her interest in his/her account at any time. Contributions to the Plan for all other participants could be withdrawn only upon termination from service.

Participants who had terminated employment and whose vested account balance exceeded $5,000 received a distribution of their entire interest in the Plan when they so elected or at age 65. Participants whose accounts were valued at $5,000 or less were required to take a distribution of their entire interest in the Plan at the time of termination. The nonvested portions of the participants' accounts were forfeited upon distribution of the account or after a five year period of severance, whichever is earlier.

(h) ***Expenses of the Plan***

The employer paid all costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the external auditor. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund were paid by the trust out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets.

(2) Summary of Accounting Policies

(a) ***Basis of Accounting***

The financial statements of the Plan were prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) ***Participation in the Master Trust and Unit Accounting***

All of the Plan's investments were held in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust (the Master Trust) which was established to hold the investments of the Plan and the 401(k) Plans. The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each "unit" represents a portion of ownership in a fund.

(c) ***Investment Valuation and Interest in the Master Trust at Fair Value***

The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. The interest in the Master Trust is reported at fair value based on quoted market prices of each fund, except for the Weyerhaeuser Stable Value Fund, which is reported at contract value, as all contracts within the fund are considered benefit responsive. The Weyerhaeuser Company Stock Fund is valued at its period end unit closing price (comprised of period end market price plus uninvested cash position). Participant loans under the 401(k) Plans in the Master Trust are valued at cost.

(d) ***Income Recognition and Net Investment Income from the Master Trust***

Within the Master Trust, purchases and sales of securities are recorded on a trade date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net (depreciation) appreciation in fair value of investments. Total investment (loss) income of the Master Trust as presented in note 5 is allocated to each plan investing in the Master Trust based on the units of each fund held by the Plan and plan specific participant loans.

(e) ***Risks and Uncertainties***

The Master Trust assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(f) ***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g) ***Payment of Benefits***

Benefits were recorded when paid.

(3) Tax Status

The Plan had received a favorable determination letter from the Internal Revenue Service stating that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC). The Plan had subsequently been amended. Management believes the Plan was designed and operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, was exempt from federal income taxes under Section 501(a) of the IRC. Employees who participated in the Plan were subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.

(4) Guaranteed Investment Contracts

Fully benefit responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs) (the Contracts) as included in the Weyerhaeuser Stable Value Fund are valued at contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The Synthetic GICs are investments that simulate the performance of a traditional GIC through the use of bonds, Vanguard fixed income common commingled trust funds, registered investment company funds and benefit responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The contract value of the Synthetic GICs held in the Master Trust is comprised of the wrappers, common commingled trust funds, and registered investment company funds totaling approximately $14.1 million, $409.0 million, and $28.0 million, respectively, as of July 6, 2006. The contract value of the Synthetic GICs held in the Master Trust is comprised of the wrappers, common commingled trust funds, and registered investment company funds totaling approximately $4.7 million, $404.3 million, and $28.2 million, respectively, as of December 31, 2005.

Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies' applicable rate schedules. The aggregate average yield of the Contracts in the Master Trust for the period from January 1, 2006 to July 6, 2006 was 4.5%. The aggregate interest rate for the Contracts in the Master Trust as of July 6, 2006 and December 31, 2005 was 4.3% and 4.2%, respectively. The contract value of the Contracts in the Master Trust exceeded the fair value by approximately $19.5 million as of July 6, 2006 and approximately $10.6 million as of December 31, 2005.

(5) Interest in Master Trust

At July 6, 2006 and December 31, 2005, the Plan's interest in the net assets of the Master Trust was 0% and approximately 4%, respectively. The Plan held investments in the Weyerhaeuser Company Stock Fund only. The following table presents the values of investments held by the Master Trust as of July 6, 2006 and December 31, 2005 and the investment (loss) income for the period from January 1, 2006 to July 6, 2006:

WEYERHAEUSER COMPANY
PERFORMANCE SHARE PLAN

Notes to Financial Statements
July 6, 2006 and December 31, 2005

		July 6, 2006	December 31, 2005
		(Dollar amounts in thousands)	
Investments:			
Investments in shares of registered investment company funds and Company stock at fair value:			
Weyerhaeuser Company Stock Fund including cash equivalents of $1,994 and $1,544, respectively	$	551,897	630,371
Vanguard 500 Index Fund		793,580	828,016
Vanguard Extended Market Index Fund		304,254	281,696
Vanguard Total International Stock Index Fund		155,095	107,838
Vanguard Wellesley Income Fund		311,261	330,889
Vanguard Prime Money Market Fund		37,834	35,221
Vanguard Total Bond Fund		49,321	50,087
Vanguard Target Retirement 2005 Fund		10,093	—
Vanguard Target Retirement 2015 Fund		31,747	—
Vanguard Target Retirement 2025 Fund		15,104	—
Vanguard Target Retirement 2035 Fund		8,780	—
Vanguard Target Retirement 2045 Fund		4,963	—
Vanguard Target Retirement Income Fund		1,102	—
Investments in Weyerhaeuser Stable Value Fund at contract value:			
Traditional guaranteed investment contracts		128,205	158,376
Synthetic guaranteed investment contracts		451,099	437,154
Vanguard Prime Money Market Fund		9,437	14,772
Pending trades and other		(768)	1,018
Participant loans		42	2
Total investments	$	2,863,046	2,875,440
Investment (loss) income:			
Net (depreciation) appreciation in fair value of investments:			
Weyerhaeuser Company Stock Fund	$	(32,646)	
Vanguard 500 Index Fund		18,304	
Vanguard Extended Market Index Fund		13,620	
Vanguard Total International Stock Index Fund		10,413	
Vanguard Wellesley Income Fund		926	
Vanguard Total Bond Fund		(1,793)	
Vanguard Target Retirement 2005 Fund		(84)	
Vanguard Target Retirement 2015 Fund		(156)	
Vanguard Target Retirement 2025 Fund		(27)	
Vanguard Target Retirement 2035 Fund		(36)	
Vanguard Target Retirement 2045 Fund		(33)	
Vanguard Target Retirement Income Fund		(31)	
Dividend income		24,088	
Interest income		12,854	
Net investment income	$	45,399	